This Sticker Supplement is dated October 6, 2006 and updates the information about properties that is contained in the Prospectus dated October 20, 2005 for AEI Income & Growth Fund 26, as supplemented by Supplement No. 4 dated August 23, 2006. Since August 23, 2006, we have purchased, or our manager has identified for our purchase, the following properties:

       Applebee's - Indianapolis, Indiana. On September 21, 2006, for approximately $1,112,000, we purchased a 37% interest in an existing, seasoned Applebee's restaurant in Indianapolis, Indiana. The property is leased to the seller, Apple Indiana II LLC, under a lease agreement with a primary term of 20 years. The lease may be renewed by the tenant for up to four consecutive terms of five years each. The lease requires an initial annual rent of $81,497 for our 37% interest, which amount will increase every five years by 7.5%. The lease is a triple net lease under which the tenant is responsible for payment of all real estate taxes, insurance, maintenance, repairs and operating expenses of the property.

       The restaurant was constructed in 1997 and is a 5,230 square foot building situated on approximately 1.3 acres. The restaurant is located at 7345 East Washington Street near the busy intersection of routes 40 and 52. The restaurant is located on a heavily developed commercial thoroughfare in a densely-populated residential neighborhood on the east side of Indianapolis. The population within a five-mile radius is approximately 178,000, with an average household income of over $49,000.

       On October 3, 2006, we purchased an additional 18% interest in this property from AEI Fund Management XVII, Inc.
(AFM), an affiliate of our managers. We also expect to purchase the remaining 45% interest in this property from AFM once we have adequate funds from the sale of units, and provided our managers conclude that the purchase provides adequate diversity to our holdings. In order to facilitate our purchase of this property, AFM purchased a 63% interest in the property for approximately $1,893,000. The lease requires an initial annual rent of $138,765 for this interest. The price we pay will be equal to the price paid by AFM plus the expenses incurred by it to transfer ownership of the property to us. Those expenses are expected to be minimal. For a property interest purchased from AFM, any profit or loss on the interest during the period the interest is owned by AFM will be paid or charged to us. There will be no other benefit arising out of the transaction to our managers or their affiliates apart from compensation otherwise permitted by our operating agreement.

       Apple Indiana II LLC is a subsidiary of Apple American Group LLC (AAG), which has guaranteed the lease. As of September 2006, AAG operated approximately 130 Applebee's restaurants in eight states and was the largest franchisee in the Applebee's system. For the fiscal year ended December 25, 2005, AAG reported a net worth of approximately $38.9 million, earnings before interest, taxes, depreciation and amortization of approximately $21.3 million, and a net loss, after one-time special charges totaling approximately $10 million, of $0.8 million. AAG is a privately held company.

       Applebee's - Crawfordsville, Indiana. This Applebee's restaurant has been identified as a possible acquisition for AEI Fund 26. On September 21, 2006, for approximately $3,045,000, AFM purchased this existing, seasoned Applebee's restaurant in Crawfordsville, Indiana. Based upon the availability of sufficient additional subscription proceeds, we anticipate purchasing this property in whole or in part from AFM. Whether we purchase the entire property or only a partial interest in it will depend upon several factors including the amount of subscription proceeds we raise, the time it takes to raise the proceeds, the diversification of our property portfolio, and the availability of other properties we may acquire, among other factors.

       If we do purchase this property, the price we pay will be equal to the price paid by AFM plus the expenses incurred by it to transfer ownership of the property to us. Those expenses are expected to be minimal. For property purchased from AFM, any profit or loss on the property during the period the property is owned by AFM will be paid or charged to us. There will be no other benefit arising out of the transaction to our managers or their affiliates apart from compensation otherwise permitted by our operating agreement.

       This property is also leased to the seller, Apple Indiana II LLC, under a lease agreement with a primary term of 20 years. The lease may be renewed by the tenant for up to four consecutive terms of five years each. The lease requires an initial annual rent of $223,222, which amount will increase every five years by 7.5%. The lease is a triple net lease that is guaranteed by AAG.

       The restaurant was constructed in 1996 and is a 5,260 square foot building situated on approximately 1.9 acres. The restaurant is located at 1516 South Washington Street in Crawfordsville, which is approximately 45 miles northwest of Indianapolis. The restaurant is located at the center of a major shopping district that includes Target, Wal-Mart, Staples, and a Kroger supermarket. The population within a five-mile radius is approximately 22,000, with an average household income of over $51,000.